Exhibit 12.2

TANGER PROPERTIES LIMITED PARTNERSHIP AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Three months ended March 31,
	2017	2016
Earnings:
Income before equity in earnings of unconsolidated joint ventures and noncontrolling interests (1)	$21,196	$25,118
Add:
Distributed income of unconsolidated joint ventures	2,473	2,709
Amortization of capitalized interest	170	158
Interest expense	16,487	14,884
Portion of rent expense - interest factor	609	609
Total earnings	40,935	43,478

Fixed charges:
Interest expense	16,487	14,884
Capitalized interest and capitalized amortization of debt issue costs	520	507
Portion of rent expense - interest factor	609	609
Total fixed charges	$17,616	$16,000

Ratio of earnings to fixed charges	2.3	2.7

(1)
Income before equity in earnings of unconsolidated joint ventures and noncontrolling interests includes a $4.9 million gain on the sale of our outlet center in Fort Myers, Florida for the period ended March 31, 2016.